SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.1)

Saga Communications, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

0000886136
(CUSIP Number)

Hoak Public Equities, L.P.
3963 Maple Avenue, Suite 450
Dallas, Texas 75219
(214) 855-2284
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Hoak Public Equities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 351,502
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 351,502
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.61%*
14	TYPE OF REPORTING PERSON PN

* This calculation is based on 6,261,481 shares of Class A Common Stock of the Issuer outstanding as of August 5, 2024, as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 9, 2024.

1	NAME OF REPORTING PERSONS Hoak Fund Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 351,502
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 351,502
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.61%*
14	TYPE OF REPORTING PERSON PN

* This calculation is based on 6,261,481 shares of Class A Common Stock of the Issuer outstanding as of August 5, 2024, as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 9, 2024.

1	NAME OF REPORTING PERSONS Hoak & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 351,502
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 351,502
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.61%*
14	TYPE OF REPORTING PERSON CO

* This calculation is based on 6,261,481 shares of Class A Common Stock of the Issuer outstanding as of August 5, 2024, as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 9, 2024.

1	NAME OF REPORTING PERSONS J. Hale Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 351,502
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 351,502
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.61%*
14	TYPE OF REPORTING PERSON IN

* This calculation is based on 6,261,481 shares of Class A Common Stock of the Issuer outstanding as of August 5, 2024, as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 9, 2024.

1	NAME OF REPORTING PERSONS James M. Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 351,502
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 351,502
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.61%*
14	TYPE OF REPORTING PERSON IN

* This calculation is based on 6,261,481 shares of Class A Common Stock of the Issuer outstanding as of August 5, 2024, as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 9, 2024.

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on December 12, 2022 (the “Original 13D” and together with the Amendment, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Original 13D.

This Amendment is being filed for the purpose of reporting updates in the percentage of the class of securities beneficially owned by the reporting persons and the related updates and amendments to the Schedule 13D as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read in its entirety as follows:

“The total amount of funds used for the purchase of Common Stock by HPE was $9,919,233.79. All of the shares of Common Stock beneficially owned by HPE were paid for using working capital of HPE. Hoak Management does not directly hold any Common Stock but may be deemed to beneficially own the Common Stock owned by HPE. The other Reporting Persons do not hold shares of Common Stock directly but may be deemed to beneficially own the Common Stock owned by HPE.”

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety as follows:

“

(a)	As of the date of this Schedule 13D, based upon 6,261,481 shares of Common Stock outstanding (as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 9, 2024): (a) HPE directly owns an aggregate of 351,502 shares of Common Stock, representing approximately 5.61% of the outstanding Common Stock; (b) Hoak Management, in its capacity as HPE’s general partner, may be deemed to beneficially own an aggregate of 351,502 shares of Common Stock, representing approximately 5.61% of the outstanding Common Stock; and (c) each of Hoak and Co. (in its capacity as the general partner of Hoak Management), James M. Hoak (in his capacity as Hoak & Co.’s controlling shareholder), and J. Hale Hoak (in his capacity as Hoak & Co.’s President) may be deemed to beneficially own an aggregate of 351,502 shares of Common Stock, representing approximately 5.61% of the outstanding Common Stock.”

Item 5(c) is hereby amended and restated in its entirety as follows:

“

(c)	Schedule A hereto sets forth all transactions in the Common Stock by any Reporting Person during the past sixty days. Except for the transactions set forth on Schedule A, none of the Reporting Persons effected any transaction during the past sixty days.”

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated October 30, 2024, by and among Hoak Public Equities, L.P., Hoak Fund Management, L.P., Hoak & Co., James M. Hoak and J. Hale Hoak

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	November 1, 2024

Hoak Public Equities, L.P.		Hoak Fund Management, L.P.

By:	Hoak Fund Management, L.P., its general partner	By:	Hoak & Co., its general partner

By:	Hoak & Co., its general partner	By:	/s/ J. Hale Hoak
J. Hale Hoak
By:	/s/ J. Hale Hoak		President
J. Hale Hoak
President

Hoak & Co.		James M. Hoak

By:	/s/ J. Hale Hoak	By:	/s/ James M. Hoak
	J. Hale Hoak		James M. Hoak
President

J. Hale Hoak

By:	/s/ J. Hale Hoak
J. Hale Hoak

Schedule A

Transactions – Past 60 days

Hoak Public Equities, L.P.

Date	Transaction	Shares	Price Per Share
9/11/2024	Sell	(6,245)	$14.60
9/13/2024	Sell	(49)	$14.66
9/16/2024	Sell	(254)	$14.51
9/16/2024	Sell	(3,884)	$14.50
9/18/2024	Sell	(3,197)	$15.01
9/25/2024	Sell	(8,615)	$14.51
10/30/2024	Sell	(7,616)	$14.75
10/31/2024	Sell	(811)	$14.27
11/01/2024	Sell	(603)	$14.01